SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on June 30, 2004 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated June 30, 2004, the Company reported that on June 30, 2004 holders of Company’s Convertible Notes that already had exercised their conversion right exercised their warrant rights. Hence, a reduction of 330,961 warrants and an increase of 651,754 ordinary shares face value pesos 1 (V$N 1) each was made. As a result, the amount of shares of the Company goes from 150,121,065 to 150,772,819. The exercised of the warrant was performed according to terms and conditions established in the prospectus of issuance. The amount of shares acquired is equal to the amount of shares into which it was converted the convertible note at a price of US$ 0.6093 for each share face value pesos 1. Therefore US$ 397,114 entered into the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: June 30, 2004